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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 2, 2005

Thunder Mountain Gold, Inc.
(Exact Name of Registrant as Specified in its Charter)

Idaho	**001-08429**	**91-1031075**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1239 Parkview Drive, Elko, Nevada	**89801**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (775) 738-9826

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (6-04) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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ITEM 1.01   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

See item 2.01

ITEM 2.01   COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

A.   On September 1, 2005, the Registrant entered into the following transactions with Estate of Ronald C. Yanke and Donald J. Nelson: (i) The Company acquired 4,345,966.34 shares or what was represented to be all of the outstanding common stock in the DEWEY MINING CO., INC., an Idaho corporation. (ii) The Company also acquired 1,883,525 shares of common stock in the Company; and (iii) Such common stock was acquired from the Estate of Ronald C. Yanke and Donald J. Nelson, in return for $3,300,000 paid to the Estate of Ronald C. Yanke and Donald J. Nelson on September 1, 2005.

B.   On September 1, 2005, the Company, DEWEY MINING CO., INC., an Idaho corporation, and THE TRUST FOR PUBLIC LAND, a California nonprofit public benefit corporation, entered into the following transactions: (i) The Company disposed of all of its right, title, and interest, in real property and mining claims in Valley County, Idaho, to THE TRUST FOR PUBLIC LAND; (ii) DEWEY MINING CO., INC., an Idaho corporation, disposed of all of its right, title, and interest, in real property and mining claims in Valley County, Idaho to THE TRUST FOR PUBLIC LAND; (iii) The purchase price was at least $5,500,000, with the Registrant receiving on September 2, 2005, approximately $2,199,406 after payment of $3,300,000,000 for the stock acquisition transactions with Estate of Ronald C. Yanke and Donald J. Nelson; and (iv) THE TRUST FOR PUBLIC LAND agreed to certain indemnification and release provisions as to environmental and other liabilities, for the Company, Dewey Mining Co., Inc., their officers, directors, shareholders, and others.

C.   Closing for all of the foregoing transactions occurred on September 1, 2005. The foregoing transactions are subject to ratification by shareholders of the Company.

D.   Dewey Mining Co., Inc. filed Articles of Dissolution, with the State of Idaho, which were declared effective September 6, 2005

ITEM 8.01 OTHER EVENTS

See Item 2.01 for certain transactions related to the expected acquisition and disposition of assets.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

EXHIBITS

10.1   Stock Purchase and Sale Agreement between Estate of Ronald C. Yanke and Donald J. Nelson and Thunder Mountain Gold, Inc.
10.2   Agreement Regarding Termination of Prior Contracts, Release and Indemnification
10.3   Acquisition Agreement between Thunder Mountain Gold, Inc. and Dewey Mining Co., Inc., and The Trust for Public Land
10.4   Articles of Dissolution, Dewey Mining Co.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER MOUNTAIN GOLD, INC.
 (Registrant)

By: /s/ E. JAMES COLLORD

E. James Collord
President, Director and Chief Executive Officer

Dated: September 22, 2005

EXHIBIT 10.1

August 16, 2005

STOCK PURCHASE AND SALE AGREEMENT BETWEEN

ESTATE OF RONALD C. YANKE AND DONALD J. NELSON, Tenants in Common
as Seller

and

THUNDER MOUNTAIN GOLD, INC., an Idaho corporation,
as Buyer

STOCK PURCHASE AND SALE AGREEMENT

THIS STOCK PURCHASE AND SALE AGREEMENT effective August 16, 2005, is entered into by and among the Estate of Ronald C. Yanke ("Yanke Estate") and Donald J. Nelson ("Nelson") , as Tenants in Common (collectively "Seller"), and THUNDER MOUNTAIN GOLD, INC., an Idaho corporation ("Buyer" or "Purchaser").

W I T N E S S E T H:

WHEREAS, The Yanke Estate and Nelson, as Tenants in Common, are the owners of common stock in **DEWEY MINING CO., INC.**, an Idaho corporation ("Dewey Mining") and **THUNDER MOUNTAIN GOLD, INC.**, an Idaho corporation ("TMG");

WHEREAS, Ronald C. Yanke is deceased and his estate is currently in probate proceedings in the 4th Judicial District, Ada County (SP IE 0400082M);

WHEREAS, the Yanke Estate and Nelson desire to sell and Buyer desires to purchase 4,345,966.34 shares of Ronald C. Yanke and Donald J. Nelson's stock in **DEWEY MINING**; and

WHEREAS, the Yanke Estate and Nelson desire to sell and Buyer desires to purchase shares of the common stock in **TMG**;

WHEREAS, the parties hereto intend to affect such acquisition upon the terms and conditions herein contained;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1
CLOSING DATE

As used herein, "Closing Date" shall mean 9:00 A.M., PST time, on September 1, 2005, or such other or later date as may be mutually agreed upon in writing between Buyer and Seller. The Yanke Estate and Nelson will deliver to the Escrow Agent certificate number 64 representing 4,345,966.34 shares, or 100% of Seller's common stock in **DEWEY MINING**, and certificate numbers 15089, 15090, and 15092, representing 1,883,525 shares, or 100% of the Yanke Estate and Nelson's common stock in **TMG**, accompanied by appropriate stock powers, with a beneficial ownership date as of the Closing Date.

ARTICLE 2
STOCK PURCHASE

Subject to the terms and conditions herein set forth:

(a)   Stock Purchase. On the Closing date, Seller will tender, assign, convey, endorse, transfer and deliver to Buyer and Buyer will acquire all of Seller's right, title, and interest in and to 4,345,966.34 shares of Seller's common stock in **DEWEY MINING** and 1,883,525 shares of Seller's common stock in **TMG**. The 4,345,966.34 shares of common stock of Seller in **DEWEY MINING** and 1,883,525 shares of common stock in **TMG** are hereinafter collectively referred to as the "common stock".

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(b)   Stock Transfer. The assignment, conveyance, and transfer of the common stock as herein provided, shall be effected by Seller's issuance, execution, tender and delivery of all such stock powers, assignments, endorsed stock certificates, and other good and sufficient instruments of conveyance as shall be satisfactory in form and substance to Buyer and shall be effective to vest in Buyer all right, title and interest in and to the common stock.

(c)   Purchase Price. The purchase price for the common stock shall be $3,300,000 due Seller from Buyer and shall be paid through the Escrow Agent as follows:

(i)   Seller shall deliver to the Escrow Agent the certificates for 4,345,966.34 shares of Seller's common stock in **DEWEY MINING**, and certificates for 1,883,525 shares of Seller's common stock in **TMG**, together with the appropriate stock powers, against payment by the Buyer to the Seller of the Purchase Price in the form of (a) a certified or bank check payable to the order of the Seller, (b) a wire transfer to a bank account designated by the Seller, or (c) any combination of (a) and (b).

(ii)   "Escrow Agent". AmeriTitle, Cascade, Idaho (telephone (208)382-4206), is hereby designated as the Escrow Agent who shall receive all documents and make all distributions as required by this Agreement. Purchaser shall pay to the Escrow Agent on the date of closing the sum of three million, three hundred thousand dollars ($3,300,000) by cashier's check or wired funds (which funds shall be immediately available) of the total purchase price, on or before the Closing Date. The amount due Seller from Purchaser shall be paid by Escrow Agent to Seller. Seller shall deposit with the Escrow Agent all assignments, transfer and other documents necessary to convey Seller's title to the common stock.   Escrow Agent is authorized and directed upon full and complete performance of this contract by Seller and Purchaser, at the time and in the manner as herein prescribed, to deliver to said Purchaser all papers then held under escrow. The accounting records of the Escrow Agent shall at all reasonable times be open to inspection of the Seller and the Purchaser. The Escrow Agent is directed to distribute the payment to Seller as follows: 50% of the purchase price to the Yanke Estate and 50% of the purchase price to Nelson.

(iii)   Each party hereto shall bear their own respective United States, and applicable State or locality income, sales, use, property, business and occupation, excise and other taxes arising by reason of the sale and purchase of the common stock.

(d)   Allocation of Purchase Price. The purchase price for the common stock shall be allocated as follows:

	Purchase Price	*Per Share Price*
DEWEY MINING CO., INC.	$2,923,295	$0.67
THUNDER MOUNTAIN GOLD, INC.	$ 376,705	$0.20

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as where otherwise specified, Seller, individually and jointly (and in their capacities as officers, directors, and shareholders of DEWEY MINING), represent and warrant to Buyer the following:

(a)   Title and Authority. The Yanke Estate and Nelson, as Tenants in Common, are the sole holders of record and sole beneficial owners of the 4,345,966.34 shares of Seller's common stock in **DEWEY MINING**, and now have and at all times prior to the closing hereunder will have:

      (i)   full legal title to all of such shares free and clear of any liens, security interests, encumbrances, pledges, charges, claims, voting trusts, restrictions on transfer, and of any rights or interest therein, direct or contingent, in favor of any other parties;

      (ii)   full and unrestricted right, power and authority to sell, assign, transfer and deliver the same or to cause the same to be transferred to Buyer in accordance with this agreement; and,

      (iii)   The Yanke Estate and Nelson, individually and collectively, have not sold or otherwise disposed of or encumbered the common stock in DEWEY MINING.

(b)   Title and Authority. The Yanke Estate and Nelson, Tenants in Common, are the holders of record and sole beneficial owners of 1,883,525 shares of common stock in TMG, and now have and at all times prior to the closing hereunder will have:

      (i)   full legal title to all of such shares free and clear of any liens, security interests, encumbrances, pledges, charges, claims, voting trusts, restrictions on transfer, and of any rights or interest therein, direct or contingent, in favor of any other parties;

      (ii)   full and unrestricted right, power and authority to sell, assign, transfer and deliver the same or to cause the same to be transferred to Buyer in accordance with this agreement; and

      (iii)   The Yanke Estate and Nelson have not sold or otherwise disposed of or encumbered the common stock in TMG.

(c)   No Conflict or Default - DEWEY MINING. Neither the execution and delivery of this Agreement, nor compliance with the terms and provisions hereof, including without limitation the consummation of the transactions contemplated hereby, will violate any statute, regulation or ordinance of any governmental authority, or conflict with or result in the breach of any term, condition or provisions of the articles of incorporation or bylaws of DEWEY MINING, or of any agreement, deed, contract, mortgage, indenture, writ, order decree, legal obligation or instrument to which Seller is a party or by which Seller may be bound, or constitute a default (or an event which, with the lapse of time or the giving of notice, or both, would constitute a default) thereunder, or result in the creation or imposition or any lien, charge or encumbrance, or restriction of any nature whatsoever with respect to the common stock in DEWEY MINING, or give to others any interest or rights.

(d)   No Conflict or Default   - TMG To the knowledge of Seller, neither the execution and delivery of this Agreement, nor compliance with the terms and provisions hereof, including without limitation the consummation of the transactions contemplated hereby, will violate any statute, regulation or ordinance of any governmental authority, or conflict with or result in the breach of any term, condition or provisions of the articles of incorporation or bylaws of TMG, or of any agreement, deed, contract, mortgage, indenture, writ, order decree, legal obligation or instrument to which Seller is a party or by which Seller may be bound, or constitute a default (or an event which, with the lapse of time or the giving of notice, or both, would constitute a default) thereunder, or result in the creation or imposition or any lien, charge or encumbrance, or restriction of any nature whatsoever with respect to the common stock in TMG, or give to others any interest or rights.

(e)   Litigation. There are no actions, suits, investigations, or proceedings pending, or, to the knowledge of Seller, threatened, against or affecting or which may affect Seller, the performance of the terms and conditions hereof, or the consummation of the transactions contemplated hereby, in any court or by or before any governmental body or agency, including without limitation any claim, proceeding or litigation for the purpose of challenging, enjoining or preventing the execution, delivery or consummation of this agreement; and Seller does not know of any state of facts which would give rise to any such action, suit, investigation or proceeding. Seller is not subject to any order, judgment, decree, stipulation or consent or any agreement with any governmental body or agency.

(f)   Authority. The execution, delivery and consummation of this Agreement has been duly authorized by all requisite action of Seller, individually and collectively.

(g)   Compliance with Shareholders Rights. As to DEWEY MINING, Seller has complied or will comply with all Shareholder-dissent appraisal right statutes in entering into this transaction and shall have obtained at or prior to the Closing Date all necessary authorizations and approvals required for the execution, delivery and consummation of the transactions provided for in this Agreement. Seller makes no such representation as to TMG.

(h)   Material Facts. No representation or warranty contained herein or in any writing exhibit, financial statement or other instrument furnished to or to be furnished to Seller in connection with this Agreement or in connection with the transactions contemplated hereby contained or shall contain any untrue statement of any material fact, or omits or shall omit to state immaterial facts necessary to make any statement contained herein not misleading. All the representations and warranties contained herein are true and shall be true at the closing, and each and all of the same shall survive said closing.

(i)   Capitalization. The aggregate of 4,345,966.34 shares of common stock in DEWEY MINING, owned by the Yanke Estate and Nelson, as Tenants in Common, represent 100% of the issued and outstanding stock of DEWEY MINING. All of said shares have been duly and validly issued and are fully paid and non-assessable. On the Closing Date, Seller will have no outstanding subscriptions, options, warrants, contracts, calls, puts, agreements, demands or other commitments or rights of any type to purchase or acquire any securities of DEWEY MINING, nor are there outstanding securities held by Seller which are convertible into or exchangeable for any shares of Common Stock of DEWEY MINING; nor is there any indebtedness between Seller and/or DEWEY MINING; and DEWEY MINING has no obligation of any kind to issue any additional DEWEY MINING securities to Seller.

(j)   TMG Stock Ownership. The aggregate of 1,883,525 shares of common stock in TMG, owned by the Yanke Estate and Nelson, as Tenants in Common, represent 100% of the issued and outstanding TMG stock owned by the Yanke Estate and Nelson. All of said shares have been duly and validly issued and are fully paid and non-assessable. On the Closing Date, the Yanke Estate and Nelson will have no outstanding subscriptions, options, warrants, contracts, calls, puts, agreements, demands or other commitments or rights of any type to purchase or acquire any securities of TMG, nor are there outstanding securities held by the Yanke Estate and Nelson which are convertible into or exchangeable for any shares of common stock of TMG; nor is there any indebtedness between the Yanke Estate, Nelson, and/or TMG; and TMG has no obligation of any kind to issue any additional TMG securities to Seller.

(k)   Ownership. The Yanke Estate and Nelson represent and warrant that such Shareholder is the sole legal and beneficial owner of the shares of DEWEY MINING and TMG stock subject to this Agreement as Tenants in Common and that no other person has any interest (whether a community property interest or otherwise) in the shares of TMG or DEWEY MINING. The spouse of Nelson specifically disclaims and releases any community property interest in the common stock.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

(a)   Investment Representations. Buyer is an "accredited investor" within the meaning of Regulation "D" of the Securities Act of 1933 and Washington State Securities Laws. Buyer is acquiring the common stock for its own account, for investment and not for, with a view to, or in connection with, any distribution or public offering thereof within the meaning of the Securities Act.

(i)   Unregistered Securities; Legend. Buyer understands the common stock in TMG and Dewey Mining have not been, and will not be, registered under the Securities Act or any state securities law, by reason of their issuance in a transaction exempt from the registration requirements of the Securities Act and such laws, that the common stock purchased herein must be held indefinitely unless they are subsequently registered under the Securities Act and such laws or a subsequent disposition thereof is exempt from registration, that the certificates for the common stock shall bear a legend to such effect, and that appropriate transfer instructions may be issued. The Buyer further understands that such exemption depends upon, among other things, the bona fide nature of the Buyer's investment intent expressed herein.

(ii)   Buyer is capable of protecting its interest in connection with this transaction and is able to bear the economic risk of such investment, including a complete loss of the investment.

(b)   Authority for Transaction Buyer is a Corporation duly organized, and validly existing and in good standing under the Laws of the State of Idaho with full corporate power and authority to own or hold under lease its properties and assets and to carry on its business as presently conducted. The execution, delivery and performance of this Agreement by Purchaser and the due consummation by Purchaser of the transaction contemplated hereby has been duly authorized by all necessary corporate action on the part of Purchaser and this Agreement constitutes the legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms.

(c)   Previous Agreements. The execution, delivery or performance of this Agreement shall not conflict with or result in the breach of any material term, condition, provision of or constitute a default under any material agreement, contract instrument or lease to which Buyer is a party or by which Buyer is bound.

(d)   Litigation. There are no actions, suits, investigations, or proceedings pending, or, to the knowledge of Buyer, threatened, against or affecting or which may affect Buyer, the performance of the terms and conditions hereof, or the consummation of the transactions contemplated hereby, in any court or by or before any governmental body or agency, including without limitation any claim, proceeding or litigation for the purpose of challenging, enjoining or preventing the execution, delivery or consummation of this agreement; and Buyer does not know of any state of facts which would give rise to any such action, suit, investigation or proceeding. Buyer is not subject to any order, judgment, decree, stipulation or consent or any agreement with any governmental body or agency.

ARTICLE 5
Purchaser's Conditions to Closing
.

All obligations of Purchaser under this Agreement are subject to the fulfillment at the Closing of each of the following conditions:

(a)   All representations and warranties of Seller contained in this Agreement shall be true and correct as of the Closing Date, and Seller shall have fulfilled all of its covenants and agreements hereunder;

(b)   Seller shall have fully performed and complied with all commitments and conditions hereunder up to the Closing Date;

(c)   Seller has taken all requisite action to approve this Agreement and the transactions contemplated hereby, and this Agreement has been duly authorized, executed and delivered by Seller and constitutes a valid and binding agreement of Seller enforceable in accordance with its terms;

(d)   The execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby will not conflict with or result in the breach of any of the terms, conditions or provisions of any agreement, contract or commitment to which Purchaser is not also a party which is material to the business or properties of Seller as a whole or constitute a material default thereunder or give to the others any material right of termination, cancellation or acceleration thereunder, or otherwise require any approval which has not been obtained;

(e)   Seller shall have made no sale or other disposition of the common stock and shall not have permitted or allowed any of the shares of common stock to be or become and remain subject to any pledge, lien, security interest or other encumbrance of any kind.

(f)   Seller shall have satisfied its covenants set forth herein and shall not have breached any provisions of this Agreement.

(g)   The Seller shall execute and deliver to the Escrow Agent, the closing documents, including stock powers, assignments, endorsed stock certificates, and other good and sufficient instruments of conveyance.

ARTICLE 6
NONASSIGNABILITY

This Agreement shall not be assigned by any party.

ARTICLE 7
ENTIRE AGREEMENT

This instrument contains the entire agreement among the parties with respect to the acquisition of the shares of common stock in DEWEY MINING and TMG and the other actions contemplated hereby, except as otherwise set forth in that that certain "Agreement Regarding Termination of Prior Contracts, Release and Indemnification", effective August 16, 2005, by and among TMG, DEWEY MINING, and THE TRUST FOR PUBLIC LAND, a California nonprofit public benefit corporation.

ARTICLE 8
AMENDMENT

This Agreement may be amended or modified only by a writing signed by both parties to this Agreement.

ARTICLE 9
SURVIVAL

All covenants, agreements, representations, and warranties made herein and in any certificates delivered at the closing, or pursuant thereto, shall be deemed to be material and to have been relied upon by the other parties hereto, notwithstanding any investigation heretofore or hereafter made or omitted by any such other party or on its behalf, and shall survive the closing hereunder.

ARTICLE 10
NOTICES

All notices and other communications hereunder shall be in writing and shall be hand delivered or mailed, first class, postage prepaid, as herein provided:

SELLER: Estate of Ronald C. Yanke
4414 South Gekeler Lane
Boise, Idaho 83716
P.O. Box 5405
Boise, Idaho 83705
Attn: Richard D. Heaton, Esq.
Tel: (208) 342-8901
Fax: (208) 338-2215

Donald J. Nelson
734 Warm Springs Avenue
Boise, Idaho

           and to: Givens Pursley LLP
601 West Bannock
P.O. Box 2720
Boise, Idaho 83701
Attn: Angela Nelson.
Tel: (208) 388-1200
Fax: (208) 388-1300

BUYER: Thunder Mountain Gold, Inc.
                  1239 Parkview Drive
                  Elko, Nevada 89801
                  Attn: Jim Collord
                  Tel: (775) 738-9826
                  Fax: (775) 738-3582

        and to: Charles A. Cleveland
                            Suite 304 Rock Pointe Center
                            1212 North Washington
                            Spokane, WA 99201-2401
                            Tel: (509) 326-1029
                            Fax: (509) 326-1872

ARTICLE 11
BINDING ON SUCCESSORS

All of the terms, provisions and conditions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, affiliates, and legal representatives.

ARTICLE 12
TITLES

The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

ARTICLE 13
COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be deemed an original and all of which taken together shall constitute one and the same document.

ARTICLE 14
SEVERABILITY

The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of the balance of this Agreement.

ARTICLE 15
EXPENSES

        Seller and Buyer shall each bear their own costs, expenses, and attorneys' fees in conjunction with or related to this Agreement. Seller **represents and acknowledges that Charles A. Cleveland is the attorney for Buyer and has never been the attorney for Seller or Dewey Mining. Buyer represents and acknowledges that Richard D. Heaton is the attorney for the Estate of Ronald C. Yanke. Buyer also acknowledges that Angela Nelson of Givens Pursley is the attorney for Donald J. Nelson.**

ARTICLE 16
ARBITRATION

Any controversy arising out of, connected to, or relating to any matters herein of the transactions between Seller and Buyer (including for purposes of arbitration, affiliates, professional advisors, accountants, attorneys, or agents of the Buyer and/or officers, directors, controlling persons, agents, promoters, consultants, professional advisers of DEWEY MINING), on behalf of the undersigned, or this Agreement, or the breach thereof, including, but not limited to any claims of violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-Racketeering (e.g. RICO) claims as well as any common law claims and any State Law claims of fraud, negligence, negligent misrepresentations, and/or conversion shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of Idaho law. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall select a third arbitrator, which shall constitute the three-person arbitration board. The decision of a majority of the board of arbitrators, who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. Venue for arbitration and any action herein shall lie in the City of Boise, State of Idaho. This Agreement shall be governed by and interpreted and constructed in accordance with the laws of the State of Idaho.

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the day and year first written above.

SELLER:

ESTATE OF RONALD C. YANKE

By: _____

     Bryan S. Norby

Title: Agent of the Personal Representative

_____

DONALD J. NELSON

BUYER:

THUNDER MOUNTAIN GOLD

By: _____

    E. James Collord

Title: President

CONSENT TO AGREEMENT

I, KARIN H. NELSON, the undersigned spouse of DONALD J. NELSON, hereby acknowledge that I have read the attached document entitled *STOCK PURCHASE AND SALE AGREEMENT*, effective the 16th day of August, 2005. I further acknowledge that I have been informed that my community property ownership rights, if any, therein will be affected.

Therefore, in consideration of the mutual benefits to be derived from the Agreement, I consent to the provisions in said Agreement, including the following:

1. I have consulted with legal counsel of my choice regarding this Consent and the Agreement, and such documents were explained to me by such counsel. I fully understand the terms, provisions and legal consequences of this Consent and the Agreement, consent to such terms, and release, disclaim, and waive any community property interest in the transactions contemplated thereby. I indemnify and hold harmless TMG from any claims I may make.

Karin H. Nelson 8/16/05
KARIN H. NELSON (date)

Exhibit 10.2

AGREEMENT REGARDING TERMINATION OF PRIOR CONTRACTS, RELEASE AND INDEMNIFICATION

THIS AGREEMENT REGARDING TERMINATION OF PRIOR CONTRACTS, RELEASE AND INDEMNIFICATION ("Agreement"), is entered into effective as of the 1st day of September, 2005, by and among **THUNDER MOUNTAIN GOLD, INC.**, an Idaho corporation (TMG"), **DEWEY MINING CO., INC.**, an Idaho corporation ("Dewey Mining"), and **THE TRUST FOR PUBLIC LAND**, a California nonprofit public benefit corporation ("TPL").

W I T N E S S E T H:

WHEREAS, TMG owns certain real property located in Valley County, Idaho, as more particularly described in the attached Exhibit A (the "TMG Property").

WHEREAS, Dewey Mining owns certain real property located in Valley County, Idaho, as more particularly described in the attached Exhibit B (the "Dewey Mining Property").

WHEREAS, the TMG Property and Dewey Mining Property, together with any and all improvements, fixtures, timber, water and minerals located thereon and any and all rights appurtenant thereto including but not limited to timber rights, water rights, grazing rights, access rights and mineral rights, shall be referred to in this Agreement as the "Subject Property."

WHEREAS, the Subject Property is located in the Frank Church/River of No Return Wilderness, and historically has been used and operated for the mining and production of gold ore.

WHEREAS, Dewey Mining and TMG entered into a Letter of Intent, dated February 28, 1992 (hereinafter "Letter of Intent"), agreeing to form a joint venture for the purpose of selling the Subject Property and other property of each entity to environmental interests, mining companies or other interested parties.

WHEREAS, TPL is a conservation organization having among its purposes the acquisition on behalf of the public of open space, scenic and recreational lands. TPL is exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986 (as amended from time to time, the "Code") and is included in the "Cumulative List of Organizations" described in Section 170(c) of the Internal Revenue Code published by the Internal Revenue Service.

WHEREAS, in furtherance of its mission, TPL desires to incorporate the Subject Property in the National Forest System lands through a conveyance of the Subject Property to the United States Forest Service.

WHEREAS, TPL, Dewey Mining and TMG entered into an Option Agreement, dated July 14, 2000, as first amended on April 25, 2003 and as second amended on January 29, 2003 (collectively all of the foregoing are referred to as the "Option Agreement"), for the purchase and sale of the Subject Property for a minimum purchase price of $13,500,000.

WHEREAS, pursuant to the Option Agreement, Dewey Mining, TMG and TPL were obligated to agree upon a summary plan for the clean-up or remediation of hazardous substances on or under the Subject Property or in the ground or surface waters associated with the Subject Property, with all parties understanding that, as a result of mining activities on the Subject Property, the Subject Property has been exposed to and may contain certain Hazardous Substances (defined below), common to similar mine sites operated during the same periods in the State of Idaho.

WHEREAS, the parties now desire to terminate the Letter of Intent and the Option Agreement, and enter into certain Asset Purchase Agreements ("Asset Purchase Agreements"), to be executed commensurately herewith, for the sale and purchase of the Subject Property, to TPL for a minimum purchase price of $5,500,000 ("Purchase Price").

WHEREAS, to induce Dewey Mining and TMG to enter into the Asset Purchase Agreements for the Purchase Price, TPL agrees to assume the obligation and liability to investigate and remediate any contamination on, under, in or related to the Subject Property as required by all appropriate governmental authorities, and release and indemnify Dewey Mining, TMG and all of the shareholders, directors, officers and employees, past, present and future, of Dewey Mining and TMG, from and against any and all liability relating to the environmental condition of the Subject Property as set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing recitals, the mutual covenants and promises set for below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. TERMINATION OF PRIOR AGREEMENTS

This Agreement hereby terminates and supercedes in their entirety the Option Agreement and the Letter of Intent. Each of the parties release each other from any and all liability connected to, associated with, contingent upon or derived from the Option Agreement and the Letter of Intent.

2. REMEDIATION OBLIGATIONS OF TPL

2.1   TPL hereby agrees to perform and complete, or cause to be performed and completed, the cleanup, remediation and/or removal of (i) the existing and known Hazardous Substances (defined below) and other material and debris from the Subject Property as described in that certain Thunder Mountain Project – Payette National Forest-

Reclamation of Lands to be Acquired, finalized and recommended July 18, 2005and approved by the Regional Environmental Engineer July 19, 2005, prepared by Payette National Forest ("Forest Service Plan"), a copy of which is attached hereto as Exhibit C; and (ii) any Hazardous Substances and other material and debris from the Dewey Mining Property, including, without limitation, the mill and associated ancillary facilities such as tailings disposal area, fuel storage tank farm, lab, maintenance building, Dewey Camp, ore stockpiles, pit and waste rock dumps.

2.2   If any additional investigation, site monitoring, abatement, containment, clean-up, removal or other remedial work of any kind or nature is agreed to by TPL or TPL's successors in interest, with any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state or local, or any agency, instrumentality or authority thereof or any court or arbitrator (hereinafter "Governmental Body") because of, or in connection with, the current or future presence, suspected presence, release or suspected release of a Hazardous Substance in, on, from or with respect to the Subject Property (or any portion thereof), TPL shall commence or cause to be commenced, and thereafter diligently prosecuted to completion all such remedial work in accordance with all applicable Environmental Laws. TPL and its successors in interest shall be deemed to have agreed to any of the actions described above only if an officer, director, employee or agent who is duly authorized to do so on behalf of TPL or TPL's successor in interest has entered into a written agreement memorializing such agreement.

2.3   As used herein, "Hazardous Substance" shall mean and include, but shall not be limited to, any element, substance, compound, mixture, waste, material, pollutant, contaminant or other hazardous or toxic materials (including mining and radioactive substances and petroleum products) listed or subject to regulation under any federal, state or local statute, code, ordinance, regulation, permit, judgment, order, decree or injunction, or other legal requirement, and the common law, as now or hereafter amended, relating to pollution or the protection of the environment, natural resources or exposure of persons or property (all such laws, rules and regulations being referred to collectively as "Environmental Laws"), including any Environmental Laws pertaining to (i) treatment, storage, disposal, generation and transportation of toxic or hazardous substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of toxic or hazardous substances, or solid or hazardous waste, including without limitation emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life, marine sanctuaries and wetlands, including without limitation all endangered and threatened species; (vi) storage tanks, vessels and containers; (vii) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles; and (viii) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or oil or petroleum products, radioactive materials, asbestos or asbestos-containing material, or solid or hazardous waste. As used above and otherwise in this Agreement, the terms "release" and "environment" shall have the meaning set forth in the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA").

3. RELEASE AND INDEMNIFICATION OF SHAREHOLDERS, OFFICERS AND DIRECTORS

3.1   Release of Indemnified Parties. TPL hereby unconditionally releases and discharges Dewey Mining, TMG, and all of the shareholders, directors, officers, employees and agents, past, present and future, of Dewey Mining and TMG, and the successors and assigns of each of the foregoing (all of such persons or entities being collectively referred to herein as "Indemnified Parties" and each such reference shall refer jointly and severally to each such persons), from any and all claims, actions, suits, proceedings, causes of action or demands (whether absolute, contingent, known or unknown, determinable or not determinable or otherwise) (hereinafter collectively "Claims") that TPL might have against the Indemnified Parties based on the introduction, release, discharge, use, storage or disposal of any Hazardous Substances on or from the Subject Property, including any right to seek contribution from the Indemnified Parties under any Environmental Law.

3.2   Indemnification. TPL hereby agrees to indemnify, save, defend and hold harmless the Indemnified Parties, from and against the full amount of any and all Claims, liabilities, judgments, awards, settlements, damages, costs and expenses (including attorneys' and consultants' fee and costs and including Claims asserted by third parties), arising from, in respect of, as a consequence of, or in connection with any of the following: (i) the presence, use, storage, disposal, processing, generation, transportation, treatment, discharge or release of any Hazardous Substances in, on, from or with respect to the Subject Property caused or permitted by TPL or TPL's successors in interest, or its or their shareholders, directors, officers, employees, contractors or agents (collectively the "TPL Related Parties"); (ii) the removal of any Hazardous Substances on, from or with respect to the Subject Property by TPL or the TPL Related Parties; (iii) the violation or claimed violation of any Environmental Laws in regard to the Subject Property after the date of this Agreement; (iv) the preparation of any environmental audit on the Subject Property after the date of this Agreement, whether conducted or authorized by TPL or any other person or entity, and the implementation of any such environmental audit's recommendations; (v) any future reclamation activities and/or environmental clean up of the Subject Property by TPL or TPL Related Parties; and (vi) any future reclamation activities and/or environmental clean up of the Subject Property by or required by any Governmental Body.

4. GENERAL.

4.1   Survival. The covenants and obligations contained in this Agreement shall survive the conveyance of assets to TPL pursuant to the Asset Purchase Agreements, and remain in full force and effect until fully performed. The release and indemnification contained in Section 3 of this Agreement shall survive indefinitely.

4.2   Successors and Assigns. All of the terms, provisions and conditions of this Agreement shall be binding upon and inure to the benefit of the parties hereto, the Indemnified Parties, and their respective heirs, successors, affiliates, and legal representatives.

4.3   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and which together shall constitute one and the same agreement.

4.4   Severability. Each provision of this Agreement is severable from any and all other provisions of this Agreement. Should any provision(s) of this Agreement be for any reason unenforceable, the balance shall nonetheless be of full force and effect.

4.5   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Idaho.

4.6   Recitals and Exhibits Incorporated. The recitals above and all Exhibits hereto are hereby incorporated as substantive provisions of this Agreement as if fully stated herein.

[End of Text]

IN WITNESS WHEREOF, the parties have executed this Agreement the first date above written

THE TRUST FOR PUBLIC LANDS

By:  _____
    Eric R. Love, Rocky Mountain Program
    Director

THUNDER MOUNTAIN GOLD, INC.


By: _____
    E. James Collord, President

DEWEY MINING CO., INC.

By: _____
    _____, President

IN WITNESS WHEREOF, the parties have executed this Agreement the first date above written

THE TRUST FOR PUBLIC LANDS

By: _____
       Eric R. Love, Rocky Mountain Program
       Director

THUNDER MOUNTAIN GOLD, INC.

By: _____
       E. James Collord, President

DEWEY MINING CO., INC.



By: _____
       E. JAMES COLLORD , President

Parcel B

Hawkeye and Hawkeye Fraction in Section 28, Township 19 North, Range 11 East
Survey #2300; Mining Patent #47125

Parcel C

Elk Group (Elk, Crowo, Burley) in SW1/4 NE1/4 Section 29, Township 19 North, Range 11 East
Survey #2301; Mining Patent #6872

Parcel D

Bullion Lode Mining Claim in Section 31, Township 19 North, Range 11 East
Survey #3524; Mining Patent #1226264

Parcel F

Holcomb Group (Fools Hen, UP Fraction, Magnolia, Hillside, Rams Horn, Yellow Hammer, Kitty Burton, Yellow Kitty Fraction); Vandal, Viking, Oro Grande, Yellow Metal; Louise Fraction;Survey #2292; Mining Patent #46866

NP Lode; Survey #2395; Mining Patent #144742

Manhattan; Survey #2394; Mining Patent #156402

Golden Eagle; Survey #2289; Mining Patent #46885

Dixie; Survey #2393; Mining Patent #156403

The above mining claims in Sections 19, 20, 29 and 30, Township 19 North, Range 11 East

Parcel G

Moonshine, Bonita, King Tut, Marjorie, Gem, Sunshine, Gold Bug, Giant; Sections 20, 21, 28 and 29, Township 19 North, Range 11 East; Survey #3523; Mining Patent #1226265

Exhibit B

Schedule 2

Commitment No. AMT0575-00

Parcel A
Buffalo Lode Mining Claim, approximately Section 20, Township 19 North, Range 11 East
Survey #2014; Mining Patent #43651

Parcel B
Hawkeye and Hawkeye Fraction in Section 28, Township 19 North, Range 11 East
Survey #2300; Mining Patent #47125

Parcel C
Elk Group (Elk, Crown, Burley) in SW1/4 NE1/4 Section 29, Township 19 North, Range 11 East
Survey #2301; Mining Patent #6872

Parcel D
Bullion Lode Mining Claim in Section 31, Township 19 North, Range 11 East
Survey #3524; Mining Patent #1226264

Parcel E
Dewey Group Mining Claims (Black Cat, Coal Pit Fraction, Equinox, Fraction, Gold Bug, Golden Reef, Golden Treasure, Goldie, Gravel Point, Parker, Poormans Treasure, Roosevelt) in Sections 20 and 29, Township 19 North, Range 11 East ;
Survey #1988; Mining Patent #43496

Parcel F
Holcomb Group (Fools Hen, UP Fraction, Magnolia, Hillside, Rams Horn, Yellow Hammer, Kitty Burton, Yellow Kitty Fraction); Vandal, Viking, Oro Grande, Yellow Metal; Louise Fraction;Survey #2292; Mining Patent #46866

NP Lode; Survey #2395; Mining Patent #144742

Manhattan; Survey #2394; Mining Patent #156402

Golden Eagle; Survey #2289; Mining Patent #46885

Dixie; Survey #2393; Mining Patent #156403

The above mining claims in Sections 19, 20, 29 and 30, Township 19 North, Range 11 East

Parcel G
Moonshine, Bonita, King Tut, Marjorie, Gem, Sunshine, Gold Bug, Giant; Sections 20, 21, 28 and 29, Township 19 North, Range 11 East; Survey #3523; Mining Patent #1226265

ACQUISITION AGREEMENT

Between

THUNDER MOUNTAIN GOLD, INC. an Idaho corporation**,**

and DEWEY MINING CO., INC., an Idaho corporation

collectively as Seller

and

THE TRUST FOR PUBLIC LAND,
a California nonprofit public benefit corporation
as Purchaser

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT is made effective September 1, 2005, between and among THUNDER MOUNTAIN GOLD, INC., an Idaho corporation and DEWEY MINING CO., INC., an Idaho corporation (collectively "Seller" or "TMG"), and THE TRUST FOR PUBLIC LAND, a California nonprofit public benefit corporation ("Purchaser" or "Buyer"). The Seller and Purchaser are collectively referred to as the "Parties".

W I T N E S S E T H

A.   Seller is the owner of certain real property and unpatented mining claims in Valley County, Idaho described in that certain *Appraisal Report of Thunder Mountain Gold Property*, dated May 22, 2004, as prepared by Howell Valuation Service, which report is incorporated herein by reference. Said real property legally described in Exhibit A attached hereto and incorporated herein, by this reference, together with any and all improvements, fixtures, timber, water and minerals located thereon and any and all rights appurtenant thereto including but not limited to timber rights, water rights, grazing rights, access rights and mineral rights, shall be referred to in this Agreement as the "Subject Property".

B.   It is the mutual intention of Seller and Buyer that the Subject Property be preserved and used eventually for public, open space and recreational purposes; and the phasing of the purchase as set forth in this Agreement is intended to facilitate Congressional appropriations for the acquisition of the aggregate Subject Property. However this intention shall not be construed as a covenant or condition to this Agreement. Buyer makes no representation that any efforts it may undertake to secure the eventual government acquisition of the Subject Property will be successful.

C.   Seller acknowledges that Buyer is entering into this Agreement in its own right and that Buyer is not an agent of any governmental agency or entity.

D.   Seller acknowledges that upon acquisition of the Subject Property, Buyer shall be free to use and dispose of the Subject Property in any manner Buyer deems appropriate and that Buyer may sell the Subject Property for any price Buyer deems appropriate to any subsequent buyer provided that the proceeds of any such sale be devoted to Buyer's charitable purposes.

E.   Buyer is a conservation organization having among its purposes the acquisition on behalf of the public of open space, scenic and recreational lands. Buyer is exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986 (as amended from time to time, the "Code") and is included in the "Cumulative List of Organizations" described in Section 170(c) of the Internal Revenue Code published by the Internal Revenue Service. Buyer is not a private foundation within the meaning of Section 509(a) of the Code.

F.   Seller desires to sell and the Purchaser desires to purchase and otherwise acquire the rights to the Subject Property as well as equipment and other assets of Seller as hereinafter collectively described and referred to as "The Assets";

WHEREAS, the parties hereto intend to affect such acquisition upon the terms and conditions herein contained.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, and in reliance upon the representations and warranties herein contained, the parties agree as follows:

I.
Purchase and Sale of Assets

1.1   Sale of The Assets. Based upon the representations of the parties hereinafter contained, and subject to the terms and conditions of this Agreement, Seller hereby agrees to sell, convey, transfer, assign, and deliver to Buyer at the Closing The Assets and Buyer agrees to purchase from Seller all of its interest in the following:

(a)   The entire right, title and interest to the Subject Property, described on Exhibit "A" attached hereto and herein incorporated.

(b)   All right, title, and interest in and to any machinery, equipment, and fixtures, associated with those properties owned by Dewey Mining Company listed on Exhibit "B" attached hereto and herein incorporated, relating to said Subject Property and records, documents and papers used by Seller in operating the Subject Property, including property records, production records (the "business records");.

1.2   Assignment Instruments. The subject assets enumerated in subparagraphs (a) and (b) of Paragraph 1.1 above, shall be conveyed, assigned and transferred by the execution and delivery of a Bill of Sale, as evidenced by attached Exhibit "C", Mineral Deed, as evidenced by attached Exhibit "D", Quit Claim Deed, as evidenced by the attached Exhibit "E", together with any consents, assignments or waivers necessary or desirable effectively to convey, assign and transfer the subject assets to the Purchaser. Seller shall take all necessary steps to put Purchaser in actual possession and operating control of the respective subject assets as of the date of possession as specified in Paragraph IX. Seller shall provide title, free and clear of all encumbrances, liens, mortgages, security interests, or encumbrances of any nature for the Assets.

1.3   Further Assurances. Seller, from time to time, without additional consideration, shall execute and deliver further instruments of conveyance and transfer (in addition to the documents of transfer) and any and all other necessary documents and instruments, and shall take any and all such necessary actions to convey, transfer and vest in Purchaser the entire right, title and interest in and to each of the respective subject assets, including such appropriate documents as requested by Purchaser to be filed with the U.S. Bureau of Land Management office and similar State agencies.

II.
Purchase Price and Payment

2.1 Purchase Price of Assets. The purchase price of the assets sold by Sellers to Purchaser shall be a minimum of five million, five hundred thousand dollars ($5,500,000). The purchase price does include any income, sales or use taxes.

2.1.1 Payment. Subject to the terms and conditions of this Agreement, in reliance on the representations, warranties, and agreements of Seller, contained herein, Purchaser will deliver to the Escrow Agent at the Closing, as hereinafter defined, as payment of the purchase price, (i) a cashiers check or wired funds, for at least the sum of five million, five hundred thousand dollars ($5,500,000) in immediately available funds; and (ii) Purchaser assumes and takes the Subject Property subject to certain contingent liabilities.

2.1.2 "Escrow Agent". AmeriTitle, Cascade, Idaho (telephone (208)382-4206), is hereby designated as the Escrow Agent who shall receive all documents and make all distribution as required by this Agreement. Purchaser shall pay to the Escrow Agent on the date of closing a minimum sum of five million, five hundred thousand dollars ($5,500,000) by cashier's check or wired fund (which funds shall be immediately available) on the total purchase price, on or about the date of closing. Escrow Agent shall retain and pay debts of Seller pursuant to compliance with Idaho Bulk Sales law, relating to bulk transfer compliance. The balance or remaining amount due Seller from Purchaser shall be paid by Escrow Agent to Seller. Seller shall deposit with the Escrow Agent all assignments, transfer and other documents necessary to provide title for: the Subject Property and the Assets.   Escrow Agent is authorized and directed upon full and complete performance of this contract by Seller and Purchaser, at the time and in the manner as herein prescribed, to deliver to said Purchaser all papers then held under escrow. If however, the contract shall be forfeited or declared null and void by reason of the default or breach of any of the covenants herein contained, or by reason of the Seller's failure to perform the agreements, covenants, and conditions herein designated, the Escrow Agent is hereby directed and authorized, upon demand of the Purchaser to deliver to Purchaser all funds and any interest earned thereon held in escrow upon proof submitted by Purchaser of Seller's failure to comply with any of the terms and conditions of this Agreement. Said proof shall be evidenced by leaving with the escrow holder a copy of the notice as hereinafter provided for, and proof of mailing thereof, either by affidavit of mailing or by certified mail return receipt, or by affidavit of personal service of said notice upon the Purchaser. Seller and the Purchaser will be furnished statements of account and statements of settlement from the Escrow Agent annually; provided, however, that such statements shall supplement and not duplicate the preceding ones. The accounting records of the Escrow Agent shall at all reasonable times be open to inspection of the Seller and the Purchaser.

2.1.3 Reclamation Costs. Purchaser shall be responsible for, all reclamation and demolition costs or obligations to the satisfaction of the U.S. Forest Service or other government agency (whether state or federal) in connection or associated with the Subject Property.

2.1.3 Assumption of Liabilities. Purchaser shall assume and agree to pay, perform or otherwise satisfy in accordance with U.S. Forest Service terms, and to indemnify and hold Seller, and its officers, directors, and shareholders, harmless from and against, any obligation or past, present or any potential future liability that Seller has or may have incurred on or before the Closing Date, , including Seller's obligations to be performed or satisfied on or after the Closing Date under any lease agreements, agreements, contracts, arrangements and licenses assigned to Purchaser pursuant to Section 1.1 hereof (the "Business Liabilities").

4

2.2   Ad Valorem Taxes and Assessments. Ad valorem taxes on the Assets, including personal property taxes, and assessments due and payable on or with respect to the Assets, shall be prorated as of close of business on the Closing Date. Purchaser will pay to the State of Idaho, Department of Revenue, any Idaho State and County sales, use, property, excise and other taxes of any other jurisdiction arising by reason of the sale of the Assets.

2.3   Closing Deliveries by Seller and Purchaser. At the Closing, Seller and Purchaser shall deliver or cause to be delivered to AmeriTitle, Cascade, Idaho, telephone (208) 382-4206, or such other third party as Buyer and Seller shall jointly appoint to serve as the escrow holder (the "Escrow Holder") such additional documents, including escrow instructions, as may be reasonable and necessary to carry out the provisions of this Agreement, including the following:.

2.3.1   A Bill of Sale in substantially the form attached to this Agreement as Schedule 2.3, executed by Seller, conveying the Assets subject to any liens, encumbrances or defects;

2.3.2   All documents required to be delivered at Closing by Seller, pursuant to Section 1.1.

2.3.3   A Mineral Deed and Quit Claim Deed in substantially the form attached to this Agreement as Exhibit "D" and "E", conveying the Subject Property;

2.4   Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver or cause to be delivered to the Escrow Agent:

2.4.1   The payments described in Section 2.1.1;

2.4.2   All documents required to be delivered at Closing by Purchaser pursuant to Article VII;

2.5   Further Documents or Necessary Action. Seller, Seller's Shareholders, and Purchaser, respectively, shall take all action that may be necessary or appropriate to effectuate the transactions contemplated by this Agreement. On or after the Closing Date, if any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Purchaser with full title to the Assets and/or the Subject Property, Seller and Seller's Shareholders shall take all such necessary or appropriate action.

III.
Representations and Warranties of Seller

Seller represents and warrants to Purchaser as follows:

3.1   Authority. Seller has full power and authority to enter into this Agreement and to carry out the terms and provisions hereof.

3.2   Title. As of the date of closing, Seller has good and marketable title to all the subject assets sold hereunder, free and clear of all liens, encumbrances, charges or claims affecting the same of any nature whatsoever, except as follows:

3.2.1 With the exception of the Snake River Adjudication, a general water rights adjudication which is currently pending in the District Court of the Fifth Judicial District of the State of Idaho and in the Idaho Supreme Court, there is no suit, action, arbitration, legal, administrative or other proceeding or inquiry pending or threatened against the Subject Property, or any portion thereof, or pending or threatened against Seller which could affect Seller's title to the Subject Property, or any portion thereof, affect the value of the Subject Property, or any portion thereof, or subject an owner of the Subject Property, or any portion thereof, to liability.

3.3   Previous Agreements. The execution, delivery or performance of this Agreement shall not conflict with or result in the breach of any material term, condition, provision of or constitute a default under any material agreement, contract instrument or lease to which Seller is a party or by which Seller is bound.

3.4   Material Facts. That no representation or warranty contained herein or in any writing, Exhibit, financial statement or other instrument furnished to or to be furnished to Purchaser in connection with this Agreement or in connection with the transactions contemplated hereby contains or shall contain any untrue statement of any material fact, or omits or shall omit to state a material fact necessary to make any statements contained herein not misleading. All such representations shall be true at closing and shall survive said closing.

3.5   Authority for Transaction Seller is a Corporation duly organized, and validly existing and in good standing under the Laws of the State of Idaho with full corporate power and authority to own or hold under lease its properties and assets and to carry on its business as presently conducted. The execution, delivery and performance of this Agreement by Seller and the due consummation by Seller of the transaction contemplated hereby has been duly authorized by all necessary corporate action on the part of Seller and Seller and this Agreement constitutes the legal, valid and binding obligation of Seller enforceable against it in accordance with its terms.

3.6   Compliance with Shareholders Rights. Seller has complied or will comply with all Shareholder-dissent appraisal right statutes in entering into this transaction and shall have obtained , within 90 days of the Closing Date all necessary shareholder authorizations and approvals required for the execution, delivery and consummation of the transactions provided for in this Agreement.

3.7.   Governmental Approval. Seller has all permits, licenses, orders and approvals of all federal, state, local or foreign governmental or regulatory bodies required for Seller to conduct its business as presently conducted. All such permits, licenses, orders and approvals are in full force and effect and no suspension or cancellation of any of them is threatened, and none of such permits, licenses, orders or approvals will be affected by the consummation of the transactions contemplated by this Agreement and all such permits, licenses, order or approvals, to the extent transferable, are transferable to Seller. No approval or authorization of or filing with any governmental authority on the part of Seller is required as a condition to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

IV.
Representations and Warranties of Purchaser

Purchaser represents and warrants to Seller as follows:

4.1   Organization and Qualification. The Trust for Public Land is a corporation duly organized, validly existing and in good standing under the laws of the State of California, as well as a corporation classified under Section 501(c)(3) of the Internal Revenue Code of 1986 (as amended from time to time, the "Code") and is included in the "Cumulative List of Organizations" described in Section 170(c) of the Internal Revenue Code published by the Internal Revenue Service. Buyer is not a private foundation within the meaning of Section 509(a) of the Code; and has all necessary corporate power, authority and authorizations to enter into this Agreement.

4.2   Authority and Consent. The execution, delivery and performance of this Agreement by Purchaser, the payment by Purchaser of at least the $5,500,000 into the above referenced escrow account pending the Closing Date and the consummation of the transactions contemplated hereby have been duly and validly authorized by the requisite corporate action of the board of directors of Purchaser and no other actions are necessary to authorize the execution, delivery or performance of this Agreement and the transactions contemplated hereby.

4.3   Binding Obligation. This Agreement has been duly executed and delivered by Purchaser and upon the satisfaction by Seller of its obligations hereunder and under the transactions contemplated hereby, constitutes the valid and binding obligation of Purchaser, enforceable in accordance with its terms.

4.4.   Expenses Incurred After Closing. From the date of and after the closing, Purchaser shall be fully responsible for the payment and permanent handling of utilities, salaries and all other items of expense thereafter incurred as to the Assets.

4.5   Material Facts. No representation or warranty contained herein or in any writing exhibit, financial statement or other instrument furnished to or to be furnished to Seller in connection with this Agreement or in connection with the transactions contemplated hereby contained or shall contain any untrue statement of any material fact, or omits or shall omit to state immaterial facts necessary to make any statement contained herein not misleading. All the representations and warranties contained herein are true and shall be true at the closing, and each and all of the same shall survive said closing.

4.6.   Inspection of Subject Property. Buyer, by and through its employees and agents , has entered upon the Subject Property for the purpose of making inspections and investigations as Buyer deemed appropriate, including, without limitation, has made an environmental assessment of the soils, waters and improvements on the Subject Property. Buyer has reviewed (i) that certain *Appraisal Report of Thunder Mountain Gold Property*, dated May 22, 2004, as prepared by Howell Valuation Service; (ii) that certain *Thunder Mountain Project –Payette National Forest-Reclamation of Lands to be Acquired*, (finalized and recommended on 7/18/05 and approved by the Regional Environmental Engineer on 7/19/05) prepared by Payette National Forest; as well as the books and records of Seller and state and local government agencies as to the Subject Property and the Assets. Buyer accepts the Subject Property "as is".

4.7   Inspection of Books and Records. Seller has afforded Purchaser and its agents full access, during normal business hours, to all properties books, records and corporate documents pertaining to the Assets and Subject Property as has been requested by the Purchaser. Purchaser has also reviewed such TMG's filings on the U.S. Securities and Exchange Commission website (via EDGAR).

4.8.   Governmental Approval. Purchaser has all permits, licenses, orders and approvals of all federal, state, local or foreign governmental or regulatory bodies required for Purchaser to conduct its business on the Subject Property. All such permits, licenses, orders and approvals are in full force and effect and no suspension or cancellation of any of them is threatened, and none of such permits, licenses, orders or approvals will be affected by the consummation of the transactions contemplated by this Agreement and all such permits, licenses, order or approvals, to the extent transferable, are transferable to Seller. No approval or authorization of or filing with any governmental authority on the part of Purchaser is required as a condition to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

V.
Inspection and Acceptance by Purchaser

Purchaser acknowledges that it has examined and inspected the Assets purchased hereunder, listed on Exhibit "A" hereto and accept them in their present condition and by so doing acknowledges that it is acceptable to the Purchaser and fit for its intended use. Purchaser acknowledges that it and its agents have had full access, during normal business hours, to all properties books, records and corporate documents pertaining to Seller's business.

VI.
Indemnification

TPL hereby agrees to indemnify and hold DEWEY MINING, TMG and the officers, directors, shareholders of TMG, harmless from and against the following:

(a)   Any and all claims, losses, liabilities or damages (collectively "Claims") relating to:
  (i)   any introduction, release, use or storage of Hazardous Materials on the Subject Property by TPL or its employees, agents or contractors;

  (ii)   any responsibility for the cleanup and removal of (or the failure to clean up and remove) the existing and known Hazardous Substances and other material and debris from the Subject Property as described in that certain *Thunder Mountain Project –Payette National Forest-Reclamation of Lands to be Acquired*, (finalized and recommended on 7/18/05 and approved by the Regional Environmental Engineer on 7/19/05) prepared by Payette National Forest, plus any component of the Dewey Mining properties including the mill and associated ancillary facilities such as tailings disposal area, fuel storage tank farm, lab, maintenance building, Dewey camp, ore stockpiles, pit and waste rock dumps, etc.

(b)   TPL releases TMG from any Claims that TPL might have against DEWEY MINING and/or TMG based on the introduction, release, use, or storage of any Hazardous Materials on the Property, including any right to seek contribution from DEWEY MINING and/or TMG under any local, state of federal law or regulation relating to the environment.

(c)   The indemnity and release set forth above shall apply to TMG, the officers, directors, shareholders and employees of TMG, and shall be construed broadly to cover Claims of all types, including Claims based on state, federal, and common law and Claims asserted by third parties, including creditors of DEWEY MINING and/or TMG, and shall include all costs and expenses of suits, actions, preceedings, demands, assessments, or judgments, including reasonable attorney fees incident to any of the foregoing.

The foregoing indemnification provisions are in addition to and not in derogation of any other indemnification provisions as set forth in that certain "Agreement Regarding Termination of Prior Contracts, Release and Indemnification", effective August 16, 2005, by and among TMG, DEWEY MINING, and TPL, which are hereby incorporated by reference herein.

VII.
Seller's Conditions to Closing

All obligations of Seller under this Agreement are subject to the fulfillment at the Closing of each of the following conditions:

(a)   Purchaser shall have satisfied its covenants set forth herein and shall not have breached any provisions of this Agreement.

(b)   The representations and warranties of Purchaser set forth in Article III hereof will be true and correct in all material respects at and as of the Closing Date and as of the date of this Agreement, as applicable, except that any such representation or warranty made as of a specified date (other than the date hereof) shall only need to have been true on and as of such date;

(c)   Purchaser shall have performed in all material respects all the covenants and agreements required to be performed by it under this Agreement prior to the Closing;

(d)   The Trust for Public Land's directors and Trustees shall have approved the purchase of the Assets pursuant to the terms and conditions of this Agreement; and

(e)   On the Closing Date, Purchaser will have delivered to Seller:

(i)   immediately available funds in the amount of at least five million, five hundred thousand dollars ($5,500,000);

(ii)   such other certificates, documents and instruments as Seller reasonably requests related to the transactions contemplated hereby.

(f)   The execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated hereby will not conflict with or result in the breach of any of the terms, conditions or provisions of any agreement, contract or commitment to which Purchaser is not also a party which is material to the business or properties of Seller as a whole or constitute a material default thereunder or give to the others any material right of termination, cancellation or acceleration thereunder, or otherwise require any approval which has not been obtained;

(g)   Purchaser has made no sale or other disposition of any of the Assets.

(h)   Secretary's Certificate. Seller shall have received copies of the following, in each case certified as of the Closing Date by the Secretary of Purchaser:

(i)   The resolutions of the Board of Directors, Trustees, and Members of Purchaser authorizing the execution, delivery and performance of this Agreement, which resolutions shall be in effect as of the Closing Date;

(ii)   The Trust Agreement of Purchaser in effect as of the Closing Date; and

(iii)   The signature and incumbency of the officers and Trustees of Purchaser authorized to execute and deliver this Agreement, in effect as of the Closing Date.

(i)   Ratification of this Agreement and transactions contemplated therein, by the Shareholders of Seller; and,

(j)   Payment of all assessments and filing costs of the Bureau of Land Management in connection with the Subject Property, no later than August 31, 2005.

VIII.
Purchaser's Conditions to Closing
.

All obligations of Purchaser under this Agreement are subject to the fulfillment at the Closing of each of the following conditions:

(a)   All representations and warranties of Seller contained in this Agreement shall be true and correct as of the Closing Date, and Seller shall have fulfilled all of its covenants and agreements hereunder;

(b)   Seller shall have fully performed and complied with all commitments and conditions hereunder up to the Closing Date;

(c)   Seller has taken all requisite corporate action to approve this Agreement and the transactions contemplated hereby, and this Agreement has been duly authorized, executed and delivered by Seller and constitutes a valid and binding agreement of Seller enforceable in accordance with its terms, subject to the ratification by Shareholders of Seller;

(d)   Seller's Board of Directors have or will have taken all requisite corporate action to approve this Agreement and the transactions contemplated hereby;

(e)   The execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby will not conflict with or result in the breach of any of the terms, conditions or provisions of any agreement, contract or commitment to which Purchaser is not also a party which is material to the business or properties of Seller as a whole or constitute a material default thereunder or give to the others any material right of termination, cancellation or acceleration thereunder, or otherwise require any approval which has not been obtained;

(f)   Seller shall have made no sale or other disposition of any of the Assets and shall have maintained and repaired consistent with past practices the purchased assets and shall not have permitted or allowed any of the purchased assets to be or become and remain subject to any pledge, lien, security interest or other encumbrance of any kind.

(g)   Seller has afforded Purchaser and its agents full access, during normal business hours, to all properties books, records and corporate documents pertaining to the Assets and Subject Property as has been requested by the Purchaser.

(h)   Seller shall have satisfied its covenants set forth herein and shall not have breached any provisions of this Agreement.

(i)   The Seller shall execute and deliver to Purchaser the Bill of Sale and Mineral Deed.

(j)   Secretary's Certificate. Purchaser shall have received copies of the following, in each case certified as of the Closing Date by the Secretary of Seller:

(i)   The resolutions of the Board of Directors of Seller authorizing the execution, delivery and performance of this Agreement;

(ii)   The bylaws of Seller in effect as of the Closing Date; and

(iii)   The signature and incumbency of the officers of Seller authorized to execute and deliver this Agreement.

IX.
Transfer of Possession of the Assets/Closing

The transfer of the possession of the Assets from Seller to Purchaser shall occur on the Closing for the consummation of the transactions contemplated by this Agreement shall unless another date or place is agreed to in writing by the parties hereto, take place at the offices of AmeriTitle of Cascade, Idaho, telephone (208) 382-4206, or such other third party, or, with the parties consent, via Federal Express or other courier services, on the date which shall be no later than August 31, 2005. At the Closing, all steps shall be taken and documents and instruments delivered which are necessary or desirable to consummate the transactions provided for herein. Risk of loss, and profit, shall remain with Seller until 9 a.m., Mountain Standard Time, at the Closing Date. Risk of destruction or impairment of any of the subject assets covered by this Agreement shall likewise pass as of such date and time. All representations, warranties, agreements, covenants and obligations herein shall be deemed to have been relied upon by the other party and shall survive the closing regardless of any investigation by either party and shall not merge in the performance of any obligation by any party hereto.

X.
Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements and covenants of the Seller and the Purchaser contained in this Agreement shall not be discharged or dissolved upon, but shall survive, the Closing.

XI.
Fees and Expenses

Purchaser shall bear all expenses, costs, and fees in connection with the negotiation and consummation of the transactions contemplated by this Agreement, including all closing, escrow, Bureau of Land Management filing fees, and other costs. Both parties are represented by counsel in this proposed transaction: *Purchaser represents and acknowledges that Charles A. Cleveland was requested by Seller to act as the attorney for Seller in this transaction. Seller represents and acknowledges that Thomas E. Tyner was requested by Purchaser to act as the attorney for Purchaser in this transaction*.

XII.
Payment of Taxes

Purchaser will pay to the United States, and foreign jurisdiction, and the applicable States or localities, or taxing authorities, any sales, use, property, business and occupation, excise and other taxes arising by reason of the sale of the assets. Such taxes to be reported on and paid after closing in accordance with the respective jurisdiction. Seller will pay to the United States and applicable State or Localities, all income taxes.

XIII.
No Solicitation

Seller and each Director, Officer, and Shareholder of Thunder Mountain Gold, Inc. will not (nor will it permit any agent or affiliate to) solicit, initiate or encourage any Acquisition Proposal or furnish any information to, or cooperate with, any person, corporation, firm or other entity with respect to an Acquisition Proposal. As used herein "Acquisition Proposal" means a proposal for the acquisition of the Assets or Subject Property other than this Agreement.

XIV.
Benefit.

This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and/or legal representatives. This Agreement shall not be assignable by the Parties without the prior written approval of the other Parties, which approval will not be unreasonably withheld.

XV.
Notices.

All notices, requests, demands and other communications hereunder shall be in writing, and shall be deemed to have been duly given if delivered or mailed, first class, postage pre-paid, to:

If to SELLER, to: Thunder Mountain Gold, Inc.
                           1239 Parkview Drive
                           Elko, Nevada 89801
                           Attn: Jim Collord
                           Tel: (775) 738-9826
                           Fax: (775) 738-3582

and to: Charles A. Cleveland
                           Suite 304 Rock Pointe Center
                           1212 North Washington
                           Spokane, WA 99201-2401
                           Tel: (509) 326-1029
                           Fax: (509) 326-1872

If to PURCHASER to: The Trust for Public Land
                                        Rocky Mountain Program Office
                                        409 East Palace Avenue
                                        Santa Fe , NM 87501
                                        Helena, Montana 59624
                                        Attn: Eric R. Love

and to: Thomas E. Tyner
                                        Regional Counsel
                                        The Trust for Public Land
                                        1011 Western Avenue, Suite 605
                                        Seattle, Washington 98104
                                        Tel: (206) 587-2447
                                        Fax: (206) 382-3414

XVI.
Miscellaneous Provisions

16.1   Insurance. Purchaser agrees to maintain environmental, fire and other casualty insurance upon the assets to be purchased by Purchaser herein from the date of closing and shall bear the risk of any loss thereof until said date.

16.2   Additional Documents. The parties hereto agree to execute any further agreements, documents, affidavits or assurances as maybe necessary to consummate and give full force and effect to the terms of this Agreement.

16.3   Performance. Seller acknowledges the right of Purchaser to specific performance under this Agreement.

16.4   Maintenance of Subject Property. Subsequent to Closing, Purchaser shall bear all costs and expenses in connection with the filing, maintenance, and protection of mineral rights and reclamation costs and fees, environmental "clean-up" costs associated with and/or connected with the Assets and/or the Subject Property acquired pursuant to this Agreement.

16.5   Reporting Obligations. Nothing herein shall prevent either TPL, TMG, or Dewey Mining from providing any appropriate documentation, including this Agreement, to any government agency or any of their shareholders in order to fulfill the reporting obligations under the Internal Revenue Code, the Securities Exchange Act of 1934, or obligations under the Business Corporation Act of Idaho.

16.6.   No Broker's Commission. Each party represents to the other that it has not used a broker in connection with this Agreement or the transaction contemplated by this Agreement. In the event any person asserts a claim for a broker's commission or finder's fee against one of the parties to this Agreement, the party against whom the claim is asserted will indemnify and hold the other party harmless from said claim.

16.7   Assignment of Buyer's Interest. The parties hereto agree that the Buyer may assign its interest in this Agreement to an organization or entity that is a qualified organization at the time of transfer under Section 170(h) of the Code, and the applicable regulations promulgated thereunder. No assignment shall relieve either the Assignor or the Assignee from its duties and obligations herein.

16.8   Mutual Releases.

(a)   To the extent not inconsistent with the indemnification provisions herein, TPL hereby agrees to indemnify and hold harmless, TMG and the officers, directors, and shareholders of TMG, from actions against them by TPL in any future action that may arise from reclamation activities and/or environmental clean up of the Subject Property by TPL or successors to the Subject Property, and;

(b)   To the extent not inconsistent with the indemnification provisions herein, TMG and the officers and directors of TMG, hereby agree to indemnify and hold harmless TPL, its officers and directors harmless from actions against them by TMG in any future action that may arise from reclamation activities and/or environmental clean up of the Subject Property by TPL or successor owners of the Subject Property.

XVII.
Venue and Jurisdiction

It is agreed by the parties hereto that this Agreement, including its interpretation and its performance, and all proceedings hereunder be construed in accordance with the laws of the state of Nevada and in any action or other proceeding that may be brought arising out of, in connection with or by reason of this Agreement, the laws of the state of Nevada shall be applicable and controlling. Any controversy arising out of, connected to, or relating to any matters herein of the transactions between Purchaser and Seller (including for purposes of arbitration, officers, directors, employees, controlling persons, affiliates, professional advisors, agents, of Seller and Purchaser), on behalf of the undersigned, or this Agreement, or the breach thereof, including, but not limited to any claims of violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-Racketeering (e.g. RICO) claims as well as any common law claims and any State Law claims of fraud, negligence, negligent misrepresentations, breach of duty of good faith and/or conversion shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of Idaho Law. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall select a third arbitrator, which shall constitute the three person arbitration board. The decision of a majority of the board of arbitrators, who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. The Superior Court for Carson County, State of Nevada, shall have jurisdiction to enforce any arbitration award. If any action is brought upon this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, together with costs of suit. In any action herein Seller waives personal service of any summons, complaint or other process and agree that service thereof may be made by certified or registered mail directed to Seller at the address set forth in section XV.

XVIII.
Events of Default

Time is of the essence of this Agreement; and an "Event of Default" exists if any of the following occurs and is continuing:

(a) <u>Principal Payments</u> -- Purchaser fails to make any payment when due (whether at maturity, by reason of acceleration or otherwise), or thereon when due;

(b) <u>Covenant Defaults</u> -- Seller or Purchaser fails to perform or observe any covenant or any other material provision of this Agreement or Schedules or Exhibits attached hererto; or,

(c) <u>Representation and Warranties</u> -- Seller or Purchaser has made any representation or warranty in, or in connection with this Agreement or the or Schedules or Exhibits attached hererto which is false or misleading in any material respect.

shall constitute Events of Default and shall give rise to the rights of Seller or Purchaser (as the case may be) described in Section XIX, unless otherwise provided by specific remedy elsewhere in this Agreement.

XIX.
<u>Rights of Seller Upon Default</u>.

Upon the occurrence of any of the events of default described in Section XVIII the nondefaulting party may, in its discretion, do any one or more of the following:

(a) Terminate this Agreement upon five days' written notice to the defaulting party.

(b) In any action brought in any court, the non-defaulting party or any assignee of the non-defaulting party, the rights and remedies of the non-defaulting party may be enforced successively or concurrently and the adoption of one or more rights or remedies shall not operate to prevent the non-defaulting party from electing any other or further remedy given to the non-defaulting party under this Agreement or by law or at equity.

(c) non-defaulting party can retain all amounts paid or withhold payments due pursuant to this Agreement.

XX.
<u>Waiver/Cancellation</u>

No waiver of any of the terms or conditions of this Agreement shall be binding or effective for any purpose unless expressed in writing and executed by the party giving the same. This Agreement hereby cancels and terminates the following agreements: (i) that certain *Option Agreement*, dated July 14, 2000, between Thunder Mountain Gold, an Idaho corporation, Dewey Mining Co., Inc., an Idaho corporation, and The Trust For Public Land, a California nonprofit public benefit corporation, as first amended on April 25, 2003 and as second amended on January 29, 2003 (collectively all of the foregoing are referred to as the "Option Agreement); Purchaser releases Seller from any and all liability connected to, associated with, contingent or derived from the Option Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement the first date above written

SELLER:

THUNDER MOUNTAIN GOLD, INC.



By:_____
    E. James Collord
Title: President

DEWEY MINING CO., INC.



By:_____
Title: President

PURCHASER:

THE TRUST FOR PUBLIC LAND

By: _____
    Eric R. Love
Title: Rocky Mountain Program Director

ATTEST:

_James E Tyna_____
REGIONAL COUNSEL

16

Parcel A
Buffalo Lode Mining Claim, approximately Section 20, Township 19 North, Range 11 East
Survey #2014; Mining Patent #43651

Parcel B
Hawkeye and Hawkeye Fraction in Section 28, Township 19 North, Range 11 East
Survey #2300; Mining Patent #47125

Parcel C
Elk Group (Elk, Crown, Burley) in SW1/4 NE1/4 Section 29, Township 19 North, Range 11 East
Survey #2301; Mining Patent #6872

Parcel D
Bullion Lode Mining Claim in Section 31, Township 19 North, Range 11 East
Survey #3524; Mining Patent #1226264

Parcel E
Dewey Group Mining Claims (Black Cat, Coal Pit Fraction, Equinox, Fraction, Gold Bug, Golden Reef, Golden Treasure, Goldie, Gravel Point, Parker, Poormans Treasure, Roosevelt) in Sections 20 and 29, Township 19 North, Range 11 East ;
Survey #1988; Mining Patent #43496

Parcel F
Holcomb Group (Fools Hen, UP Fraction, Magnolia, Hillside, Rams Horn, Yellow Hammer, Kitty Burton, Yellow Kitty Fraction); Vandal, Viking, Oro Grande, Yellow Metal; Louise Fraction;Survey #2292; Mining Patent #46866

NP Lode; Survey #2395; Mining Patent #144742

Manhattan; Survey #2394; Mining Patent #156402

Golden Eagle; Survey #2289; Mining Patent #46885

Dixie; Survey #2393; Mining Patent #156403

The above mining claims in Sections 19, 20, 29 and 30, Township 19 North, Range 11 East

Parcel G
Moonshine, Bonita, King Tut, Marjorie, Gem, Sunshine, Gold Bug, Giant; Sections 20, 21, 28 and 29; Township 19 North, Range 11 East; Survey #3523; Mining Patent #1226265

EXHIBIT "A"

See Schedule "1"

PURCHASER:

THE TRUST FOR PUBLIC LAND

By:

Eric R. Love

Title: Rocky Mountain Program Director

SELLER:

THUNDER MOUNTAIN GOLD

By:

E. James Collord

Title: President

DEWEY MINING CO., INC.

By:

Title: President

18

Any and all mining-related equipment.

PURCHASER:

THE TRUST FOR PUBLIC LAND

By:

Eric R. Love

Title: Rocky Mountain Program Director

SELLER:

THUNDER MOUNTAIN GOLD

By:

E. James Collord

Title: President

DEWEY MINING CO., INC.

By:

Title: President

BILL OF SALE

KNOW ALL MEN BY THESE PRESENTS that THUNDER MOUNTAIN GOLD, an Idaho corporation and DEWEY MINING CO., INC., an Idaho Company (collectively "Seller"), in consideration of the sum of One dollar $1.00 and other good and valuable consideration, to Seller in hand paid by THE TRUST FOR PUBLIC LAND, a California nonprofit public benefit corporation ("Purchaser") the receipt whereof is hereby acknowledged, have granted, bargained, sold, conveyed, transferred, and delivered and by these presents do bargain, sell, grant, convey, transfer, and deliver unto the Purchaser all of Seller's right, title and interest in the goods and chattels:

Any and all mining Related equipment.

To have and to hold the same unto Purchaser, their heirs, executors, affiliates, administrators, legal representatives and assigns forever.

And Seller does for itself, its officers, directors, affiliates, subsidiaries, administrators and assigns, covenant and agree with Purchaser to warrant and defend title to the assets hereby sold unto Purchaser, its executors, affiliates, subsidiaries, administrators, officers, directors, and assigns against all and every person and persons whomsoever.

And Seller does for itself, its administrators and assigns, warrant and represent to Purchaser that the title conveyed is good, its transfer is rightful; and the goods are, have been, or shall be delivered from any security interest or other lien or encumbrance.

In Witness whereof, this Bill of Sale is effective this __ day of _____, 2005.

SELLER:

THUNDER MOUNTAIN GOLD, INC.



By: _____
Title: President

DEWEY MINING CO., INC.



By: _____
Title: President

PURCHASER:

THE TRUST FOR PUBLIC LAND



By: _____
Title: Rocky Mtn Program Dir.

EXHIBIT "D"

299658
9-1-05
3:34
1200

MINERAL DEED

KNOW ALL MEN BY THESE PRESENTS: That **DEWEY MINING CO., INC.**, an Idaho corporation, for and in consideration of the sum of one dollar ($1.00), and other good and valuable consideration, the receipt of which is hereby acknowledged, does herby grants, bargains, sells, conveys, quit claims, transfers, assigns and deliver unto **THE TRUST FOR PUBLIC LAND**, a California nonprofit public benefit corporation, together with an undivided interest in and all oil coal, lead, zinc, gold, silver, uranium, thorium, and any other fissionable materials associated with fissionable materials, and mercury, sulphur, oil, gas, casinghead gas, or other hydrocarbons, and any other mineral ore or mineral property that may be in, under, on or that may be produced from the following described lands situated in the County of Valley, State of Idaho to-wit;

SEE SCHEDULE "1", attached hereto and incorporated by reference herein

SUBJECT TO: Easements, Restrictions, Covenants of Record and Prior Division Orders.

WITNESS hand this 16th day of August, 2005

DEWEY MINING CO., INC.

By: [signature]

Title: President

STATE OF IDAHO)
) ss.
County of ADA)

ON THIS 16th day of August, 2005, before me, the undersigned, a Notary Public in and for the state of Idaho, duly commissioned and sworn, personally appeared [illegible] to me known to be the person that executed the foregoing instrument, and acknowledged the said instrument to be the free and voluntary act and deed of said person, for the uses and purposes therein mentioned, and on oath stated that she is authorized to execute the said instrument.

WITNESS MY HAND AND OFFICIAL SEAL the day and year first above written.

[signature]

NOTARY PUBLIC in and for the State of Idaho, County of Ada. My commission expires: 4-25-2011



TAMI KRUGER
NOTARY
PUBLIC
STATE OF IDAHO

21

Schedule 1
THUNDER MOUNTAIN DISTRICT
T19N, R10 & 11E, T18N, R10 & 11E
VALLEY COUNTY, IDAHO

1. Owner: Thunder Mountain Gold, Inc., 3605 E. 16th Avenue, Spokane, WA 99223

Unpatented Lode Mining Claims

Claim	Drawer/Book	Document #/Page #	BLM # (IMC)
KC 1-12	1	77107-77118	28080-28091
KC 14	1	77120	28093
KC 16	1	77122	28095
KC 18	1	77124	28097
KC 20	1	77126	28099
KC 22	1	77128	28101
KC 25	1	77932	28104
KC 27-36	1	77934-77943	28106-28115
KC 37	1	86528	28116
KC 37 Fraction	1	86529	28117
KC 38-47	1	86530-86539	28118-28127
KC 48-57	1	79587-79596	28128-28137
KC 59	1	79598	28139
KC 61	1	79600	28141
KC 63	1	79602	28143
KC 71	1	86540	28149
KC 72	1	80282	28151
Tekoa	11	560	17872
Lena	7	350 (14966)	28154
Marie	5	367 (9522)	28155
Bull 1-16	1	79624-79639	26473 - 26488
TML 1	1	121073	74498
TML 3	1	121075	74500
TML 5	1	121077	74502
TML 7	1	121079	74504
TML 9	1	121081	74506
TML 11	1	121083	74508
TML 13	1	121085	74510
TML 15	1	121087	74512
TML 17	1	121089	74514
TML 19	1	121089	74516
TMR 1-5	1	121395-121399	74801-74805
TMR 7-12	1	121401-121406	74807-74812
TMR 14-20	1	121408-121414	74814-74820
TMR 29-35	1	121423-121429	74829-74835
TMR 60-70	1	121454-121464	74860-74870
TMR 77-87	1	121471-121481	74877-74887
TMR 91-101	1	121485-121495	74891-74901

TMR 104-113	1	121498-121507	74904-74913
TMR 115-123	1	121509-121517	74915-74923
TMR 125-127	1	121519-121521	74925-74927
TMR 129-132	1	121523-121526	74929-74932
TMA 1-7	1	121048-121054	74098-74104
TMA 9-10	1	121055-121056	74641-74642
TMA 65	1	121063	74649

2. Owner: Dewey Mining Company, P.O. Box 5405, Boise, Idaho 83705

Unpatented Lode Mining Claims

Claim	Drawer/Book	Document #/Page #	BLM # (IMC)
Howard 1-7	1	131533- 131539	89119-89125
KW 63	1	79213	17850
KW 64	1	79217	17851
KW 66	1	79219	17852
KW 68	1	79221	17853
KW 70-72	1	79222-79224	17854-17856
KW 103-107	1	79225-79229	17857-17861
Pay Boy	13	593	17867
Black Pine	7	562	17880
Black Pine 1	7	561	17881
CD 78	1	79897	17862
CD 117-120	1	79898-29900	17863-17866
Harrington	7	334	17868
Harrington 1	7	335	17869
Harrington 2	17/11	651/336	17870
Ruth	11	562	17877
Pinion	11	561	17871
Jumbo	11	112	17874
Jumbo 1	11	113	17876
Snow Ball	11	114	17873
Bonanza	7	563	17879
Sunnyslope	9	255	17875
Bullion	9	254	17884

(Safety Creek Area)

Claim	Drawer/Book	Document #/Page #	BLM # (IMC)
Forward Pass 1-8	1	69001-69008	17904-17911
Idaho Rand 1-6	14	306-311 (69130-69135)	17888-17893
Black Pole Point 1	1	69014	17916
Black Pole Point 2	1	69015	17917
Bold Ruler 1-6	1	68995-69000	17898-17903
Count Fleet 1-4	1	69122-69125	17912-17915
Crater 1-4	14	312-315 (69126-69129)	17894-17897
Dancer's Image 1-5	1	69009-69013	17918-17922

Unpatented Placer Mining Claims

Claim	Drawer/Book	Document #/Page #	BLM # (IMC)
Pete 1-2	7	23-24	17885-17886
Mule Creek Placer	3	274	17882
Lake Placer	3	96	17883
Dewey Campsite	11	557	17887
Robin Hood	4	215	17878

Unpatented Mill Site Claims

Claim	Drawer/Book	Document #/Page #	BLM # (IMC)
Gravel Point 1-2	1	117050-117051	68374-68375
Campsite 1-3	1	117051-117053	68376-68378
Blackpine 1-8	1	117054-117061	68379-68386

3. **Owner:** Dewey Mining C. Box 5405 Boise, Idaho 83705

Unpatented Lode Mining Claims

DD(R) #1		200800	173527
DD(R) #2		200801	173528

QUIT CLAIM DEED

KNOW ALL MEN BY THESE PRESENTS: That THUNDER MOUNTAIN GOLD, INC., an Idaho Corporation, hereinafter called GRANTOR, for and in consideration of the sum of One Dollar ($1.00), and other good and valuable consideration, the receipt of which is hereby acknowledged, does hereby convey and quit claim unto THE TRUST FOR PUBLIC LAND, a California nonprofit public benefit corporation, together with an undivided interest in and all oil coal, lead, zinc, gold, silver, uranium, thorium, and any other fissionable materials associated with fissionable materials, and mercury, sulphur, oil, gas, casinghead gas, or other hydrocarbons, and any other mineral ore or mineral property that may be in, under, on or that may be produced from the following described lands situated in the County of Valley, State of Idaho, to-wit;

(SEE ATTACHED SCHEDULE 1, ATTACHED HERETO AND INCORPORATED BY REFERENCE HEREIN)

SUBJECT TO: Reservations or exceptions in patents or in Acts authorizing the issuance thereof; water rights, claims or title to water.

SUBJECT TO: Easements, reservations, restrictions, and covenants of record

SUBJECT TO: Rights or claims of parties in possession, and not of record in the public records; liens for labor, services or material or claims to same which are not of record in said records.

SUBJECT TO: Any roadway or easement, similar or dissimilar, on, under, over or across said property, or any part thereof and not or record in said records.

SUBJECT TO: Any titles or rights asserted by anyone, including but not limited to persons, corporations, governments, or other entities, to tidelands, or lands comprising the shores or bottoms of navigable rivers, lakes, bays, ocean or gulf, or lands beyond the line of the harbor or bulkhead lines as established or changed by the United States Government or riparian rights, in any.

WITNESS hand this __1st__ day of September, 2005


GRANTOR:

THUNDER MOUNTAIN GOLD, INC

By:

Title: President




STATE OF IDAHO   )
) ss.
County of   Valley)

ON THIS 1st day of September, 2005, before me, the undersigned, a Notary Public in and for the State of Idaho, Duly commissioned and sworn, personally appeared E. James Collord, to me known to be the person that executed the foregoing instrument, and acknowledged the said instrument to be the free and voluntary act and deed of said person, for the uses and purposes therein mentioned, and on oath stated that he is authorized to execute the said instrument.

WITNESS MY HAND AND OFFICIAL SEAL the day and year first above written.

_____

NOTARY PUBLIC in and for the State of Idaho. County of
Valley. My commission expires:___6-10-2011___



Schedule 1
THUNDER MOUNTAIN DISTRICT
T19N, R10 & 11E, T18N, R10 & 11E
VALLEY COUNTY, IDAHO

1. Owner: Thunder Mountain Gold, Inc., 3605 E. 16th Avenue, Spokane, WA 99223

Unpatented Lode Mining Claims

Claim	Drawer/Book	Document #/Page #	BLM # (IMC)
KC 1-12	1	77107-77118	28080-28091
KC 14	1	77120	28093
KC 16	1	77122	28095
KC 18	1	77124	28097
KC 20	1	77126	28099
KC 22	1	77128	28101
KC 25	1	77932	28104
KC 27-36	1	77934-77943	28106-28115
KC 37	1	86528	28116
KC 37 Fraction	1	86529	28117
KC 38-47	1	86530-86539	28118-28127
KC 48-57	1	79587-79596	28128-28137
KC 59	1	79598	28139
KC 61	1	79600	28141
KC 63	1	79602	28143
KC 71	1	86540	28149
KC 72	1	80282	28151
Tekoa	11	560	17872
Lena	7	350 (14966)	28154
Marie	5	367 (9522)	28155
Bull 1-16	1	79624-79639	26473 - 26488
TML 1	1	121073	74498
TML 3	1	121075	74500
TML 5	1	121077	74502
TML 7	1	121079	74504
TML 9	1	121081	74506
TML 11	1	121083	74508
TML 13	1	121085	74510
TML 15	1	121087	74512
TML 17	1	121089	74514
TML 19	1	121089	74516
TMR 1-5	1	121395-121399	74801-74805
TMR 7-12	1	121401-121406	74807-74812
TMR 14-20	1	121408-121414	74814-74820
TMR 29-35	1	121423-121429	74829-74835
TMR 60-70	1	121454-121464	74860-74870
TMR 77-87	1	121471-121481	74877-74887
TMR 91-101	1	121485-121495	74891-74901

27

TMR 104-113	1	121498-121507	74904-74913
TMR 115-123	1	121509-121517	74915-74923
TMR 125-127	1	121519-121521	74925-74927
TMR 129-132	1	121523-121526	74929-74932
TMA 1-7	1	121048-121054	74098-74104
TMA 9-10	1	121055-121056	74641-74642
TMA 65	1	121063	74649

2. Owner: Dewey Mining Company, P.O. Box 5405, Boise, Idaho 83705

Unpatented Lode Mining Claims

Claim	Drawer/Book	Document #/Page #	BLM # (IMC)
Howard 1-7	1	131533- 131539	89119-89125
KW 63	1	79213	17850
KW 64	1	79217	17851
KW 66	1	79219	17852
KW 68	1	79221	17853
KW 70-72	1	79222-79224	17854-17856
KW 103-107	1	79225-79229	17857-17861
Pay Boy	13	593	17867
Black Pine	7	562	17880
Black Pine 1	7	561	17881
CD 78	1	79897	17862
CD 117-120	1	79898-29900	17863-17866
Harrington	7	334	17868
Harrington 1	7	335	17869
Harrington 2	17/11	651/336	17870
Ruth	11	562	17877
Pinion	11	561	17871
Jumbo	11	112	17874
Jumbo 1	11	113	17876
Snow Ball	11	114	17873
Bonanza	7	563	17879
Sunnyslope	9	255	17875
Bullion	9	254	17884

(Safety Creek Area)

Claim	Drawer/Book	Document #/Page #	BLM # (IMC)
Forward Pass 1-8	1	69001-69008	17904-17911
Idaho Rand 1-6	14	306-311 (69130-69135)	17888-17893
Black Pole Point 1	1	69014	17916
Black Pole Point 2	1	69015	17917
Bold Ruler 1-6	1	68995-69000	17898-17903
Count Fleet 1-4	1	69122-69125	17912-17915
Crater 1-4	14	312-315 (69126-69129)	17894-17897
Dancer's Image 1-5	1	69009-69013	17918-17922

Unpatented Placer Mining Claims

Claim	Drawer/Book	Document #/Page #	BLM # (IMC)
Pete 1-2	7	23-24	17885-17886
Mule Creek Placer	3	274	17882
Lake Placer	3	96	17883
Dewey Campsite	11	557	17887
Robin Hood	4	215	17878

Unpatented Mill Site Claims

Claim	Drawer/Book	Document #/Page #	BLM # (IMC)
Gravel Point 1-2	1	117050-117051	68374-68375
Campsite 1-3	1	117051-117053	68376-68378
Blackpine 1-8	1	117054-117061	68379-68386

3. Owner:Dewey Mining C. Box 5405 Boise, Idaho 83705

Unpatented Lode Mining Claims

DD(R) #1	200800	173527
DD(R) #2	200801	173528

299461
9-1-05
3:40
6⁰⁰

QUIT CLAIM DEED

THE GRANTOR, **DEWEY MINING CO., INC.**, an Idaho corporation, for and in consideration of the sum of one dollar ($1.00), and other good and valuable consideration, the receipt of which is hereby acknowledged, does herby convey and quit claim unto **THE TRUST FOR PUBLIC LAND**, a California nonprofit public benefit corporation, the following described real estate, situated in the County of Valley, State of Idaho, together with all acquired title of the Grantor therein:

SEE SCHEDULE "2", attached hereto and incorporated by reference herein

SUBJECT TO: Easements, Restrictions, Covenants of Record and Prior Division Orders.

WITNESS hand this ___16___ day of August, 2005



DEWEY MINING CO., INC.

By:_____
Title: President

STATE OF IDAHO   )
) ss.
County of ADA   )

ON THIS 16 day of August, 2005, before me, the undersigned, a Notary Public in and for the state of Idaho, duly commissioned and sworn, personally appeared E. _____ _____ to me known to be the person that executed the foregoing instrument, and acknowledged the said instrument to be the free and voluntary act and deed of said person, for the uses and purposes therein mentioned, and on oath stated that she is authorized to execute the said instrument.

WITNESS MY HAND AND OFFICIAL SEAL the day and year first above written.

_____
NOTARY PUBLIC in and for the State of Idaho, County of Ada. My commission expires: 04-25-2011



30

Schedule 2

Commitment No. AMT0575-00

Parcel A
Buffalo Lode Mining Claim, approximately Section 20, Township 19 North, Range 11 East
Survey #2014; Mining Patent #43651

Parcel B
Hawkeye and Hawkeye Fraction in Section 28, Township 19 North, Range 11 East
Survey #2300; Mining Patent #47125

Parcel C
Elk Group (Elk, Crown, Burley) in SW1/4 NE1/4 Section 29, Township 19 North, Range 11 East
Survey #2301; Mining Patent #6872

Parcel D
Bullion Lode Mining Claim in Section 31, Township 19 North, Range 11 East
Survey #3524; Mining Patent #1226264

Parcel E
Dewey Group Mining Claims (Black Cat, Coal Pit Fraction, Equinox, Fraction, Gold Bug, Golden Reef, Golden Treasure, Goldie, Gravel Point, Parker, Poormans Treasure, Roosevelt) in Sections 20 and 29, Township 19 North, Range 11 East ;
Survey #1988; Mining Patent #43496

Parcel F
Holcomb Group (Fools Hen, UP Fraction, Magnolia, Hillside, Rams Horn, Yellow Hammer, Kitty Burton, Yellow Kitty Fraction); Vandal, Viking, Oro Grande, Yellow Metal; Louise Fraction;Survey #2292; Mining Patent #46866

NP Lode; Survey #2395; Mining Patent #144742

Manhattan; Survey #2394; Mining Patent #156402

Golden Eagle; Survey #2289; Mining Patent #46885

Dixie; Survey #2393; Mining Patent #156403

The above mining claims in Sections 19, 20, 29 and 30, Township 19 North, Range 11 East

Parcel G
Moonshine, Bonita, King Tut, Marjorie, Gem, Sunshine, Gold Bug, Giant; Sections 20, 21, 28 and 29, Township 19 North, Range 11 East; Survey #3523; Mining Patent #1226265

QUIT CLAIM DEED

KNOW ALL MEN BY THESE PRESENTS: That DEWEY MINING CO., INC., an Idaho Corporation and THUNDER MOUNTAIN GOLD, INC., an Idaho Corporation, hereinafter called GRANTORS, for and in consideration of the sum of One Dollar ($1.00), and other good and valuable consideration, the receipt of which is hereby acknowledged, convey and quit claim, to THE TRUST FOR PUBLIC LAND, a California nonprofit public benefit corporation, the following described real estate situated in the County of Valley, State of Idaho, together with all acquired title of the Grantors therein, to-wit;

Black Horse; Section 20, Township 19 North, Range 11 East; Survey #2004; Mining Patent #240274

SUBJECT TO: Unpatented mining claims; reservations or exceptions in patents or in Acts authorizing the issuance thereof; water rights, claims or title to water.

SUBJECT TO: Easements, Restrictions, and Covenants of Record.

SUBJECT TO: Rights or claims of parties in possession, and not of record in the public records; liens for labor, services or material or claims to same which are not of record in said records.

SUBJECT TO: Any roadway or easement, similar or dissimilar, on, under, over or across said property, or any part thereof and not or record in said records.

SUBJECT TO: Any titles or rights asserted by anyone, including but not limited to persons, corporations, governments, or other entities, to tidelands, or lands comprising the shores or bottoms of navigable rivers, lakes, bays, ocean or gulf, or lands beyond the line of the harbor or bulkhead lines as established or changed by the United States Government or riparian rights, in any.

WITNESS hand this ___1st___ day of September, 2005

GRANTORS:

DEWEY MINING CO., INC.



By: _____
Title: President

STATE OF IDAHO   )
) ss.
County of   Valley   )

ON THIS 1" day of September, 2005, before me, the undersigned, a Notary Public in and for the State of Idaho, Duly commissioned and sworn, personally appeared E. James Collord, to me known to be the person that executed the foregoing instrument, and acknowledged the said instrument to be the free and voluntary act and deed of said person, for the uses and purposes therein mentioned, and on oath stated that he is authorized to execute the said instrument.

WITNESS MY HAND AND OFFICIAL SEAL the day and year first above written.



_____
NOTARY PUBLIC in and for the State of Idaho. County of
Valley. My commission expires: 6-10-2011

THUNDER MOUNTAIN GOLD, INC.

By: _____
Title: President

STATE OF IDAHO   )
) ss.
County of   Valley   )

ON THIS 1st day of September, 2005, before me, the undersigned, a Notary Public in and for the State of Idaho, Duly commissioned and sworn, personally appeared E. James Collord, to me known to be the person that executed the foregoing instrument, and acknowledged the said instrument to be the free and voluntary act and deed of said person, for the uses and purposes therein mentioned, and on oath stated that he is authorized to execute the said instrument.

WITNESS MY HAND AND OFFICIAL SEAL the day and year first above written.

_____
NOTARY PUBLIC in and for the State of Idaho. County of
Valley. My commission expires: 6-10-2011



33

299662
9-1-05

WARRANTY DEED

THE GRANTOR, THUNDER MOUNTAIN GOLD, INC., an Idaho Corporation, for and in consideration of the sum of One Dollar ($1.00), and other good and valuable consideration in hand paid, conveys and warrants to THE TRUST FOR PUBLIC LAND, a California nonprofit public benefit corporation, the following described real estate situated in the County of Valley, State of Idaho, to-wit.

(SEE ATTACHED EXHIBIT A, INCORPORATED BY REFERENCE HEREIN)

SUBJECT TO: Unpatented mining claims; reservations or exceptions in patents or in Acts authorizing the issuance thereof; water rights, claims or title to water.

SUBJECT TO: Easements, reservations, restrictions, and covenants of record

SUBJECT TO: Rights or claims of parties in possession, and not of record in the public records; liens for labor, services or material or claims to same which are not of record in said records.

SUBJECT TO: Any roadway or easement, similar or dissimilar, on, under, over or across said property, or any part thereof and not or record in said records.

SUBJECT TO: Any titles or rights asserted by anyone, including but not limited to persons, corporations, governments, or other entities, to tidelands, or lands comprising the shores or bottoms of navigable rivers, lakes, bays, ocean or gulf, or lands beyond the line of the harbor or bulkhead lines as established or changed by the United States Government or riparian rights, in any.

WITNESS hand this 1st day of Sept, 2005

GRANTOR:

THUNDER MOUNTAIN GOLD, INC.



By: [signature]

Title: President

STATE OF IDAHO)
) ss.
County of Valley)

ON THIS 1st day of September, 2005, before me, the undersigned, a Notary Public in and for the State of Idaho, Duly commissioned and sworn, personally appeared E. James Collord, to me known to be the person that executed the foregoing instrument, and acknowledged the said instrument to be the free and voluntary act and deed of said person, for the uses and purposes therein mentioned, and on oath stated that he is authorized to execute the said instrument.

WITNESS MY HAND AND OFFICIAL SEAL the day and year first above written.

34

Colleen L Cole
NOTARY PUBLIC in and for the State of Idaho. County of
Valley. My commission expires: 6-10-2011



Parcel B
Hawkeye and Hawkeye Fraction in Section 28, Township 19 North, Range 11 East
Survey #2300; Mining Patent #47125

Parcel C
Elk Group (Elk, Crown, Burley) in SW1/4 NE1/4 Section 29, Township 19 North, Range 11 East
Survey #2301; Mining Patent #6872

Parcel D
Bullion Lode Mining Claim in Section 31, Township 19 North, Range 11 East
Survey #3524; Mining Patent #1226264

Parcel F
Holcomb Group (Fools Hen, UP Fraction, Magnolia, Hillside, Rams Horn, Yellow Hammer, Kitty Burton, Yellow Kitty Fraction); Vandal, Viking, Oro Grande, Yellow Metal; Louise Fraction;Survey #2292; Mining Patent #46866

NP Lode; Survey #2395; Mining Patent #144742

Manhattan; Survey #2394; Mining Patent #156402

Golden Eagle; Survey #2289; Mining Patent #46885

Dixie; Survey #2393; Mining Patent #156403

The above mining claims in Sections 19, 20, 29 and 30, Township 19 North, Range 11 East

Parcel G
Moonshine, Bonita, King Tut, Marjorie, Gem, Sunshine, Gold Bug, Giant; Sections 20, 21, 28 and 29; Township 19 North, Range 11 East; Survey #3523; Mining Patent #1226265

Exhibit 10.4



ARTICLES OF DISSOLUTION
(General Business and Professional Corporations)

To the Secretary of State of Idaho
Pursuant to Title 30, Chapter 1 and 13, Idaho Code, the
undersigned corporation has elected to dissolve.

1. The name of the corporation is:

   Dewey Mining Co., Inc.

2. The date the dissolution was authorized is: September 1, 2005

3. The dissolution was approved by the shareholders as follows:

   a) The number of shares entitled to vote: 4,345,966.34

   b) The number voting for dissolution: 4,345,966.34

   c) The number voting against dissolution: 0

4. (optional) The dissolution shall be effective on Sept. 2, 2005 .

(The articles will be effective on the date filed with the Secretary of State, unless a future date is specified.)

Dated: _____

Signature: _____

Typed Name: E. James Collord

Capacity: President

Customer Acct #:

(if using pre-paid account)

Secretary of State use only

g:\corp\corp forms\articles of dissolution_profit.p65
Revised 07/2002

Web Form

INSTRUCTIONS

Optional: If the document is incorrect where can you be reached for corrections? _____

Note: Complete and submit the application in duplicate. Use of this form is optional. You may either use this form OR draft you own articles of dissolution.

1. Line 1 - Enter the name of the corporation exactly as it appears in the records of the Office of the Secretary of State.

2. Line 2 - Enter the date of the meeting upon which such dissolution was approved by the shareholders.

3. Line 3 - This form may be used to dissolve a corporation which has issued shares. If more than one class of shares is entitled to vote on the dissolution, either indicate the vote by class in Item # 3 or, if more space is needed, draft separate articles of dissolution in which the vote by class is set out. If the corporation has not issued shares you need to obtain a separate form for the articles of dissolution. You may contact the secretary of state's office for such form or download the form from the business entity form area of our website at www.idsos.state.id.us

4. The application must be signed by an officer of the corporation. Please identify the name of the signer by typing his/her name below the signature and indicate in what capacity he/she signs. (For example: President, Secretary, etc.)

5. Enclose the appropriate fee:

    a. If the application is typed, the fee is $30.00.
    b. If the application is not typed, the fee is $50.00.
    c. If expedited service is requested, add $20.00 to the filing fee.
    d. If the fees are to be paid from the filing party's pre-paid customer account, conspicuously indicate the customer account number in the cover letter or transmittal document.

    Pursuant to Idaho Code § 67-910(6), the Secretary of State's Office may delete a business entity filing from our database if payment for the filing is not completed.

6. Mail or deliver to:

    Office of the Secretary of State
    700 West Jefferson, Basement West
    PO Box 83720
    Boise ID 83720-0080

7. If you have questions or need help, call the Secretary of State's office at (208) 334-2301.